UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2004
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Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



               Item
               ----

           1. English Translation of Press Release, dated April 20, 2004, announcing completion of capital increase




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
                                                                          Item 1
                                   [DESC Logo]


                  DESC SUCCESSFULLY COMPLETES CAPITAL INCREASE


Mexico City, April 20, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that it successfully completed the capital increase approved at the General Ordinary and Extraordinary Shareholders Meeting held on March 8, 2004.

100% of the 912,719,584 common shares issued for this capital increase were subscribed and settled, totalling Ps. $2,738,158,752. The funds generated by this capital increase will be used to reduce the Company's debt.

Upon expiration of the rights offering, 502,544,745 shares or 55% of the total shares issued were subscribed, and the actions taken by the shareholders show their commitment with the future of the company.

Subsequent to and in accordance with the Stock Subscription Cooperation Agreement with Inversora Bursatil, S.A. de C.V. Casa de Bolsa, 410,174,839 shares were placed which corresponded to the number of shares unsubscribed in the rights offering. Therefore, due to the response from shareholders in the rights offering, only Ps. 1,019 million of the Ps. 2,000 million established in this Agreement with Inbursa were utilized.

This will be a further measure reflecting the commitment of its shareholders to strengthen the company's financial structure, translating into better financial ratios, reduced leveraging and financing expenses, and in the end the recovery of DESC's traditional financial strength and another step toward recovering profitability.

It is worth noting that Mr. Fernando Senderos Mestre and his family participated in the capital increase and continue owning a controlling stake in the Company.

As a final result of the capital increase, Inbursa and related parties have become holders of approximately 24.9% of the shares representing the Company's capital stock.

Lastly, the Company's capital stock now consists of 2,281,798,960 shares of which 1,163,813,573 are Series "A" and 1,117,985,387 are Series "B" at this time.

DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.


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
This press release contains forward-looking statements (pursuant to the Private Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made.

Contacts:

Marisol Vazquez Mellado
Jorge Padilla Ezeta
Tel: (5255) 5261-8044
jorge.padilla@desc.com.mx

Maria Barona
Melanie Carpenter
Tel: 212-406-3690
desc@i-advize.com


www.desc.com.mx



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
                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Desc, S.A. de C.V.
                                           -------------------------------------
                                             (Registrant)



Date:    April 22, 2004                    By  /s/ Arturo D'Acosta Ruiz
---------------------------                    ---------------------------------
                                               Name:   Arturo D'Acosta Ruiz
                                               Title:  Chief Financial Officer





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